SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE

13d-2(a)

Corium International, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

21887L107

(CUSIP Number)

Martin P. Sutter

Essex Woodlands Health Ventures Fund VII, L.P.

21 Waterway Avenue, Suite 225

The Woodlands, Texas 77380

(281) 364-1555

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 8, 2014

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP: 21887L107	2 of 13

1	NAMES OF REPORTING PERSONS Essex Woodlands Health Ventures Fund VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☐ (B) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSUER OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,353,304
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 9,353,304
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,353,304
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.8%*
14	TYPE OF REPORTING PERSON PN

*        Based on the 18,070,838 shares of the Issuer’s Common Stock issued and outstanding as of February 10, 2015 as reported in the Issuer’s Form 10-Q filed on February 12, 2015.

13D

CUSIP: 21887L107	3 of 13

1	NAMES OF REPORTING PERSONS Essex Woodlands Health Ventures VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☐ (B) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSUER OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,353,304
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 9,353,304
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,353,304
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.8%*
14	TYPE OF REPORTING PERSON PN

*        Based on the 18,070,838 shares of the Issuer’s Common Stock issued and outstanding as of February 10, 2015 as reported in the Issuer’s Form 10-Q filed on February 12, 2015.

13D

CUSIP: 21887L107	4 of 13

1	NAMES OF REPORTING PERSONS Essex Woodlands Health Ventures VII, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☐ (B) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSUER OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,353,304
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 9,353,304
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,353,304
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.8%*
14	TYPE OF REPORTING PERSON OO

*        Based on the 18,070,838 shares of the Issuer’s Common Stock issued and outstanding as of February 10, 2015 as reported in the Issuer’s Form 10-Q filed on February 12, 2015.

13D

CUSIP: 21887L107	5 of 13

1	NAMES OF REPORTING PERSONS Ronald Eastman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☐ (B) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSUER OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,353,304
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,353,304
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,353,304
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.8%*
14	TYPE OF REPORTING PERSON IN

*        Based on the 18,070,838 shares of the Issuer’s Common Stock issued and outstanding as of February 10, 2015 as reported in the Issuer’s Form 10-Q filed on February 12, 2015.

13D

CUSIP: 21887L107	6 of 13

1	NAMES OF REPORTING PERSONS James L. Currie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☐ (B) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSUER OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,353,304
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,353,304
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,353,304
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.8%*
14	TYPE OF REPORTING PERSON IN

*        Based on the 18,070,838 shares of the Issuer’s Common Stock issued and outstanding as of February 10, 2015 as reported in the Issuer’s Form 10-Q filed on February 12, 2015.

13D

CUSIP: 21887L107	7 of 13

1	NAMES OF REPORTING PERSONS Martin P. Sutter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☐ (B) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSUER OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,353,304
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,353,304
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,353,304
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.8%*
14	TYPE OF REPORTING PERSON IN

*        Based on the 18,070,838 shares of the Issuer’s Common Stock issued and outstanding as of February 10, 2015 as reported in the Issuer’s Form 10-Q filed on February 12, 2015.

13D

CUSIP: 21887L107	8 of 13

1	NAMES OF REPORTING PERSONS Immanuel Thangaraj
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☐ (B) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSUER OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,353,304
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,353,304
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,353,304
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.8%*
14	TYPE OF REPORTING PERSON IN

*        Based on the 18,070,838 shares of the Issuer’s Common Stock issued and outstanding as of February 10, 2015 as reported in the Issuer’s Form 10-Q filed on February 12, 2015.

13D

CUSIP: 21887L107	9 of 13

1	NAMES OF REPORTING PERSONS Jeff Himawan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☐ (B) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSUER OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,353,304
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,353,304
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,353,304
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.8%*
14	TYPE OF REPORTING PERSON IN

*        Based on the 18,070,838 shares of the Issuer’s Common Stock issued and outstanding as of February 10, 2015 as reported in the Issuer’s Form 10-Q filed on February 12, 2015.

13D

CUSIP: 21887L107	10 of 13

1	NAMES OF REPORTING PERSONS Petri Vainio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☐ (B) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSUER OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,353,304
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,353,304
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,353,304
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.8%*
14	TYPE OF REPORTING PERSON IN

*        Based on the 18,070,838 shares of the Issuer’s Common Stock issued and outstanding as of February 10, 2015 as reported in the Issuer’s Form 10-Q filed on February 12, 2015.

13D

CUSIP: 21887L107	11 of 13

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D relates to 9,353,304 shares of common stock, $0.001 par value per share (the “Common Stock”) of Corium International, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 235 Constitutional Drive, Menlo Park, CA 94025.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed jointly by Essex Woodlands Health Ventures Fund VII, L.P., a Delaware limited partnership (the “Partnership”), Essex Woodlands Health Ventures VII, L.P., a Delaware limited partnership, the general partner of the Partnership (the “GP Partnership”), Essex Woodlands Health Ventures VII, L.L.C., a Delaware limited company, the general partner of the GP Partnership (the “General Partner”), Ronald Eastman, an individual , James L. Currie, an individual, Martin P. Sutter, an individual, Immanuel Thangaraj, an individual, Jeff Himawan, an individual, and Petri Vainio an individual (each a “Manager”, collectively, the “Managers”, and together with the Partnership, the GP Partnership and the General Partner, the “Reporting Persons”).

(b) The address of the principal business of each of the Reporting Persons is 21 Waterway Avenue, Suite 225, The Woodlands, Texas 77380.

(c) The Principal business of the Partnership is venture capital investments. The principal business of the GP Partnership is to act as the general partner of the Partnership. The principal business of the General Partner is to act as the general partner of the GP Partnership. The principal business of the Managers is to direct the activities of the General Partner.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each Manager is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Prior to the Issuer’s initial public offering on April 8, 2014 (the “IPO”), the Partnership acquired (a) certain shares of Series B Convertible Preferred Stock and Series C Convertible Preferred Stock of the Issuer, (b) warrants to purchase Common Stock and Series C Convertible Preferred Stock of the Issuer, and (c) convertible notes and a subordinated note of the Issuer. Immediately prior to the closing of the IPO, (x) the shares of Series B Preferred Stock and Series C Preferred Stock automatically converted at a ratio of 10.1-to-1 into shares of Common Stock of the Issuer, (y) the warrants to purchase Common Stock and Series C Convertible Preferred Stock automatically net exercised into shares of Common Stock of the Issuer at an exercise price of $2.12100 per share and $7.41140 per share respectively, and (z) the convertible notes and the subordinated note automatically converted into 5,387,044 shares of Common Stock of the Issuer. In addition, the Partnership acquired 400,000 shares of Common Stock of the Issuer in the IPO at the IPO price of $8.00 per share. The funds to purchase the securities were obtained from the working capital of the Partnership and not the assets of the General Partner nor the Managers.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the securities solely for the purpose of investment. The Reporting Persons may make additional purchases of the Issuer’s securities either in the open market or in private transactions depending on the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, general economic conditions, money and stock market conditions and other future developments.

13D

CUSIP: 21887L107	12 of 13

Except as described in this Schedule 13D, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Issuer and, depending upon one or more of the factors referred to above, may in the future propose that the Issuer take one or more such actions.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

TOTAL OUTSTANDING SHARES.    The calculation of beneficial ownership percentage is based on the total number of issued and outstanding Common Stock of 18,070,838 (which is the number of shares listed as outstanding under the Issuer’s most recent 10-Q).

THE PARTNERSHIP.    As of the date of filing of this Schedule 13D, the Partnership is the holder of 9,353,304 shares of Common Stock, which represents approximately 51.8% of the Common Stock outstanding, and it has sole voting and investment power with respect to such securities.

THE GP PARTNERSHIP.    The general partner of the Partnership, the GP Partnership, may also be deemed to have sole voting and investment power with respect to such securities. The GP Partnership disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

THE GENERAL PARTNER.    The general partner of the GP Partnership, the General Partner, may also be deemed to have sole voting and investment power with respect to such securities. The General Partner disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

THE MANAGERS.    Under the operating agreement of the General Partner, Messrs. Eastman, Currie, Sutter, Thangaraj, Himawan and Vainio have the power by unanimous consent and through the GP Partnership and the Partnership (i) to cause the Partnership to buy and sell marketable securities of portfolio companies and (ii) to direct the voting of such securities. As a result, Messrs. Eastman, Currie, Sutter, Thangaraj, Himawan and Vainio may also be deemed to have shared dispositive power and voting power with respect to the securities held by the Partnership. In addition, Mr. Eastman is a member of the Issuer’s Board of Directors. Messrs. Eastman, Currie, Sutter, Thangaraj, Himawan and Vainio disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interests therein.

Except for the transactions described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the securities of the Issuer during the past 60 days.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings, or relationships between the Reporting Persons and any other person with respect to securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Joint Filing Agreement, dated February 17, 2015.

13D

CUSIP: 21887L107	13 of 13

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015.

ESSEX WOODLANDS HEALTH VENTURES FUND VII, L.P.		INDIVIDUALS:

By:	Essex Woodlands Health Ventures VII, L.P., Its General Partner	/s/ Ronald Eastman Name: Ronald Eastman

By:	Essex Woodlands Health Ventures VII, L.L.C., Its General Partner	/s/ James L. Currie Name: James L. Currie

By:	/s/ Martin P. Sutter	/s/ Martin P. Sutter

Name: Title:	Martin P. Sutter Managing Director	Name: Martin P. Sutter

ESSEX WOODLANDS HEALTH VENTURES VII, L.P.

By:	Essex Woodlands Health Ventures VII, L.L.C., Its General Partner	/s/ Immanuel Thangaraj Name: Immanuel Thangaraj

By:	/s/ Martin P. Sutter	/s/ Jeff Himawan

Name: Title:	Martin P. Sutter Managing Director	Name: Jeff Himawan

ESSEX WOODLANDS HEALTH VENTURES VII, L.L.C.

By:	/s/ Martin P. Sutter	/s/ Petri Vainio

Name: Title:	Martin P. Sutter Managing Director	Name: Petri Vainio